SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities
                               of
        Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             THE  FIRST  TRUST  COMBINED
                                      SERIES 260

B.   Name of Depositor:                 NIKE SECURITIES L.P.

C.   Complete Address of Depositor's    1001 Warrenville Road
     Principal Offices:                 Lisle, Illinois  60532

D.   Name and Complete Address          NIKE SECURITIES L.P.
     of Agents for Service:             Attention:  James A.
                                      Bowen
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                        CHAPMAN AND CUTLER
                                      Attention:  Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title and Amount of Securities     An indefinite number of
      Being Registered:                 Units pursuant to
                                      Rule 24f-2 promulgated
                                      under the Investment
                                      Company Act of 1940, as
                                      amended.

F.   Proposed Maximum Offering
     Price to the Public of the
     Securities Being Registered:       Indefinite

G.   Amount of Filing Fee
     (as required by Rule 24f-2):       $500.00

H.   Approximate Date of Proposed        ____  Check if it is
     Sale to the Public:                proposed that this filing
                                      will become effective on
                                      ____________ at ___ p.m.
                                      pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                    THE FIRST TRUST COMBINED

                           SERIES 260

                      Cross Reference Sheet

Pursuant to Rule 404(c) of Regulation C Under the Securities Act
                             of 1933
(Form N-8B-2 Items Required by Instruction 1 as to Prospectus on
                            Form S-6)

Form N-8B-2 Item Number                    Form S-6 Heading in
                                           Prospectus


            I.   ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of Trust
     (b)  Title of securities issued       Prospectus Front Cover
                                           Page

2.   Name and address of Depositor         Summary of Essential
                                           Information; Infor-
                                           mation as to Sponsor,
                                           Trustee and Evaluator

3.   Name and address of Trustee           Summary of Essential
                                           Information; Infor-
                                           mation as to Sponsor,
                                           Trustee and Evaluator

4.   Name and address of principal         Information as to
     underwriter                           Sponsor, Trustee and
                                           Evaluator

5.   Organization of Trust                 The First Trust
                                           Combined Series

6.   Execution and termination of          The First Trust
     Trust Agreement                       Combined Series Other
                                           Information

7.   Changes of name                         *

8.   Fiscal year                             *

9.   Litigation                              *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  General information regarding         The First Trust
     Trust's securities                    Combined Series Public
                                           Offering; Rights of
                                           Unit Holders;
                                           Information as to
                                           Sponsor, Trustee and
                                           Evaluator; Other
                                           Information

11.  Type of securities comprising         Prospectus Front Cover
     units                                 Page; The First Trust
                                           Combined Series
                                           Portfolio

12.  Certain information regarding           *
     periodic payment certificates

13.  (a)  Load, fees, expenses, etc.       Prospectus Front Cover
                                           Page; Summary of
                                           Essential
                                           Information; The
                                           First Trust Combined
                                           Series; Rights of
                                           Unit Holders

     (b)  Certain information regard-        *
          ing periodic payment
          certificates

     (c)  Certain percentages              Prospectus Front Cover
                                           Page; Summary of
                                           Essential  Infor-
                                           mation; The First
                                           Trust Combined
                                           Series; Public
                                           Offering

     (d)  Certain other fees, etc.         Rights of Unit Holders
          payable by holders

     (e)  Certain profits receivable       Public Offering
          by depositor, principal          Portfolio
          underwriter, trustee or
          affiliated persons

     (f)  Ratio of annual charges to         *
          income

14.  Issuance of Trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments        *
     from purchasers

16.  Acquisition and disposition of        The First Trust
     underlying securities                 Combined Series;
                                           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

17.  Withdrawal or redemption              Public Offering;
                                           Rights of Unit
                                           Holders

18.  (a)  Receipt and disposition          Prospectus Front Cover
          of income                        Page; Rights of Unit
                                           Holders

     (b)  Reinvestment of                  Rights of Unit Holders
          distributions

     (c)  Reserves or special funds        The First Trust
                                           Combined Series;
                                           Rights of Unit
                                           Holders

     (d)  Schedule of distributions          *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions      Information as to
     of Trust Agreement                    Sponsor, Trustee and
                                           Evaluator; Other
                                           Information

21.  Loans to security holders               *

22.  Limitations on liability              The First Trust
                                           Combined Series;
                                           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions of            *
     Trust Agreement.


III. ORGANIZATION, PERSONNEL AND AFFILICATED PERSONS OF DEPOSITOR

25.  Organization of Depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by Depositor              *

27.  Business of Depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to offi-         *
     cials and affiliated persons
     of Depositor

29.  Voting securities of Depositor          *

30.  Person controlling Depositor            *

31.  Payments by Depositor for               *
     certain services rendered to
     Trust

32.  Payments by Depositor for               *
     certain services rendered
     to Trust

33.  Remuneration of employees of            *
     Depositor for certain services
     rendered to Trust

34.  Remuneration of other persons           *
     for certain services rendered
     to Trust


         IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of Trust's securi-       Public Offering
     ties by states

36.  Suspension of sales of Trust's          *
     securities

37.  Revocation of authority to              *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as to
          underwriter                      Sponsor, Trustee and
                                           Evaluator

     (b)  NASD membership of princi-       Information as to
          pal underwriter                  Sponsor, Trustee and
                                           Evaluator

40.  Certain fees received by                *
     principal underwriter

41.  (a)  Business of principal            Information as to
          underwriter                      Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of principal        *
          underwriter

     (c)  Salesmen of principal              *
          underwriter

42.  Ownership of Trust's securities         *
     by certain persons

43   Certain brokerage commissions           *
     received by principal under-
     writer

44.  (a)  Method of valuation              Prospectus Front Cover
          Summary of Essential             Page; The First Trust
          Information                      Combined Series;
                                           Public Offering

     (b)  Schedule as to offering          *
          price

     (c)  Variation in offering            Public Offering
          price to certain
          persons

45.  Suspension of redemption rights         *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption          *
          price

47.  Maintenance of position in            Public Offering
     underlying securities                 Rights of Unit Holders


      V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as to
     Trustee                               Sponsor, Trustee and
                                           Evaluator

49.  Fees and expenses of Trustee          The First Trust
                                           Combined Series

50.  Trustee's lien                        The First Trust
                                           Combined Series


 VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.  Insurance of holders of Trust's         *
     securities

VII. Policy of Registrant

52.  (a)  Provisions of Trust agree-       Rights of Unit Holders
          ment with respect to selec-
          tion or elimination of
          underlying securities

     (b)  Transactions involving             *
          elimination of underlying
          securities

     (c)  Policy regarding substitu-       Rights of Unit Holders
          tion or elimination of
          underlying securities

     (d)  Fundamental policy not             *
          otherwise covered

53.  Tax status of Trust                   The First Trust
                                           Combined Series


         VIII.     FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during               *
     last ten years

55.

56.                                        *

57.  Certain information regarding
     periodic payment certificates

58.

59   Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets



* Inapplicable, omitted, answer negative or not required.




          Preliminary Prospectus Dated October 17, 1995

               THE FIRST TRUST COMBINED SERIES 260


10,000 Units                            (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.



                Michigan Insured Trust, Series 32

  (The First Trust (registered trademark) Combined Series 255)
                       Prospectus - Part I



THIS PART I OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE PART II OF THE PROSPECTUS DATED SEPTEMBER 7, 1995. BOTH
PARTS I AND II OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
REFERENCE.



Michigan Insured Trust, Series 32 (the "Michigan Insured Trust"), consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Michigan or certain United States Territories which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax, Michigan income tax and local tax, as detailed below.



The objectives of the Trust are conservation of capital and income exempt from Federal and applicable state and local income taxes.
The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.



The Michigan Insured Trust consists of six obligations of issuers located in Michigan. The Bond issues in the Trust are either general obligations of governmental entities or are revenue bonds payable from the income of a specific project or authority. The Bonds in the Trust are divided by purpose of issue and represent the percentage of aggregate principal amount of the Bonds as indicated by the following table:



        Number                                          Portfolio
        of Issues       Purpose of Issue                Percentage
        _________       __________________              __________
        3               General Obligation              50.00%
        2               Health Care                     33.33%
        1               University and School           16.67%



Each Bond issue represents approximately 17% of the aggregate principal amount of the Bonds in the Trust. None of the Bonds in the Trust are subject to call within five years of the Initial
Date of Deposit, although certain Bonds may be subject to an extraordinary call. See "Michigan Insured Trust, Series 32-Portfolio" contained herein and "Description of Bond Ratings" in the Information Supplement.



All of the Bonds included in the Trust are insured. The insurance guarantees the timely payment of principal and interest of the Bonds, but does not guarantee the value of the Bonds or the Units.
As a result of the insurance, the Bonds and the Units in the Trust have received a rating of "AAA" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"). The percentage of the aggregate face amount insured by each insurance company is:



        Insurance Company                       Portfolio Percentage
        _________________                       ____________________
        MBIA Insurance Corporation              66.67%
        Financial Guaranty Insurance Company    33.33%
                                                ________________
                                                100% Insured


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         The date of this Prospectus is October 4, 1995

                Summary of Essential Information


    At the Opening of Business on the Initial Date of Deposit
                   of the Bonds-October 4, 1995


Sponsor:        Nike Securities L.P.
Trustee:        The Chase Manhattan Bank (National Association)
Evaluator:      Securities Evaluation Service, Inc.




General Information
Principal Amount of Bonds in the Trust                                                          $3,000,000
Number of Units                                                                                      3,000
Fractional Undivided Interest in the Trust per Unit                                                1/3,000
Principal Amount (Par Value) of Bonds per Unit (1)                                              $ 1,000.00
Public Offering Price
        Aggregate Offering Price Evaluation of Bonds in the Portfolio                           $2,818,605
        Aggregate Offering Price Evaluation per Unit                                            $   939.54
        Sales Charge 4.9% (5.152% of the Aggregate Price Evaluation per Unit) (2)               $    48.40
        Public Offering Price per Unit (3)                                                      $   987.94
Sponsor's Initial Repurchase Price per Unit (3)                                                 $   939.54
Redemption Price per Unit (4)                                                                   $   934.54
Excess of Public Offering Price per Unit Over Redemption Price per Unit                         $    53.40
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit            $     5.00


First Settlement Date                   October 10, 1995
Discretionary Liquidation Amount        The Trust may be terminated
                                        if the value of the Trust is less than
                                        20% of the aggregate principal
                                        amount of the Bonds deposited in such
                                        Trust during the primary offering
                                        period.
Mandatory Termination Date              December 31, 2044



Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading
 (4:00 p.m. eastern standard time) on the New York Stock Exchange on each day on which it is open.

[FN]
_________________________

(1) Because certain of the Bonds in the Trust may from time to time under certain circumstances be sold or redeemed or will be called or will mature in accordance with their terms, there is no guarantee that the value of each Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.

(2) The sales charge is reduced by a discount of $7.50 per Unit for purchases between $500,000 and $999,999 and $15.00 per Unit for purchases in excess of $1,000,000. See "Public Offering" in
Part II of the Prospectus.

(3) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date.
For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Will There
Be a Secondary Market?" in Part II of this Prospectus.

(4)     See "How May Units be Redeemed?" in Part II of this Prospectus.

                                                Underwriting

                                                                                                        Number
Name                                    Address                                                         of Units
____                                    _______                                                         _________
Sponsor
Nike Securities L.P.                    1001 Warrenville Road, Lisle, IL 60532                          1,950
Underwriters
First of Michigan Corporation           100 Renaissance Center, 26th Floor, Detroit, MI 48243             500
Roney & Co.                             One Griswold Street, Detroit, MI 48226                            250
Invest Financial Corporation            5404 Cypress Center Drive, Suite 300, Tampa, FL 33609             100
McDonald & Company Securities, Inc.     800 Superior Street, Suite 2100, Cleveland, OH 44114              100
The Ohio Company                        155 East Broad Street, Columbus, OH 43215                         100
                                                                                                        ________
                                                                                                        3,000
                                                                                                        ========


                                         Special Trust Information

                                                                                Monthly         Semi-Annual
                                                                                _______         ___________
Calculation of Estimated Net Annual Unit Income
        Estimated Annual Interest Income per Unit                               $   54.08       $   54.08
        Estimated Annual Trust Expenses per Unit:
          Trustee's Fees                                                        $    1.42       $     .97
          Evaluator's Fees ($.30 per $1,000 principal amount of Bonds
             at the Initial Date of Deposit)                                    $     .30       $     .30
          Supervisory and Administrative Fees (1)                               $     .49       $     .49
          Organizational Expenses (2)                                           $     .17       $     .17
          Other Expenses                                                        $     .40       $     .35
                                                                                __________      __________
        Less: Estimated Annual Expense per Unit                                 $    2.78       $    2.28
                                                                                __________      __________
        Estimated Net Annual Interest Income per Unit                           $   51.30       $   51.80
Calculation of Interest Distribution per Unit
        Divided by 12 and 2, respectively                                       $    4.28       $   25.90
Estimated Daily Rate of Net Interest Accrual per Unit                           $ .142509       $ .143898
Initial Distribution - October 31, 1995 (3)                                     $     .71       $     .72
Partial Distribution - December 31, 1995 (3)                                    $     -         $    8.63
Regular Distribution (3)                                                        $    4.28       $   25.90
        (Commencing)                                                             11/30/95         6/30/96
Estimated Current Return Based on Public Offering Price  (4)                         5.19%           5.24%
Estimated Long-Term Return Based on Public Offering Price (4)                        5.27%           5.32%
CUSIP                                                                         3371M5  262             270


[FN]
_________________________

(1) Supervisory Fees are payable to an affiliate of the Sponsor. Bookkeeping and Administrative Fees are payable to the Sponsor.

(2) The Trust (and therefore Unit holders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust's portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "What are the Expenses and Charges?" in Part II of this Prospectus and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(3) Additional information concerning distributions of interest and principal can be found in "How are Interest and Principal
Distributed?" in Part II of this Prospectus.

(4) See "What are Estimated Long-Term Return and Estimated Current Return?" in Part II of this Prospectus for a description of how these returns are calculated. The above figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates, and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Bonds. The estimated cash flows for this Trust may be obtained from the Trustee at no charge by calling the Trustee at the number listed in Part II of this Prospectus.

                      Michigan Risk Factors


The financial condition of the State of Michigan is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.



The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. Investors should be aware that the economy of the State of Michigan has, in the past, proven to be cyclical, due primarily to the fact that the leading sector of the State's economy is the manufacturing of durable goods. While the State's efforts to diversify its economy have proven successful, durable goods manufacturing still represents a sizable portion of the State's economy. As a result, any substantial national economic downturn is likely to have an adverse effect on the economy of the State and on the revenues of the State and some of its local governmental units.



Deterioration of economic conditions could adversely affect both tax and other governmental revenues, as well as revenues to be used to service various revenue obligations, such as industrial development obligations. Such difficulties could adversely affect the market value of the Bonds held by the Michigan Insured Trust and thereby adversely affect Unit holders.



Further information concerning Michigan risk factors may be obtained upon written or telephonic request to the Trustee as described in "Information as to Sponsor, Trustee and Evaluator - Who is the Trustee?"


                       Michigan Tax Status

In the opinion of Miller, Canfield, Paddock and Stone, P.L.C.,
Detroit, Michigan, Special Counsel to the Fund for Michigan tax matters, under existing law:

The Michigan Trust and the owners of Units will, in our opinion, be treated for purposes of the Michigan income tax laws and the Single Business Tax in substantially the same manner as they are for purposes of the Federal income tax laws, as currently enacted. Accordingly, we have relied upon the opinion of Messrs. Chapman and Cutler as to the applicability of Federal income tax laws under the Internal Revenue Code of 1986, as currently amended, to the Michigan Trust and the Unit holders.

Under the income tax laws of the State of Michigan, the Michigan Trust is not an association taxable as a corporation; the income of the Michigan Trust will be treated as the income of the Unit holders of the Michigan Trust and be deemed to have been received by them when received by the Michigan Trust. Interest on the Bonds in the Michigan Trust which is exempt from tax under the Michigan income tax laws when received by the Michigan Trust will retain its status as tax exempt interest to the Unit holders of the Michigan Trust.

For purposes of the Michigan income tax laws, each Unit holder of the Michigan Trust will be considered to have received his pro rata share of interest on each Bond in the Michigan Trust when it is received by the Michigan Trust, and each Unit holder will have a taxable event when the Michigan Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Unit holder redeems or sells his Unit, to the extent the transaction constitutes a taxable event for Federal income tax purposes. The tax cost of each Unit to a Unit holder will be established and allocated for purposes of the Michigan income tax laws in the same manner as such cost is established and allocated for Federal income tax purposes. The tax cost of each Unit to a Unit holder will be established and allocated for purposes of the Michigan income tax laws in the same manner as such cost is established and allocated for Federal income tax purposes.

Under the Michigan Intangibles Tax, the Michigan Trust is not taxable and the pro rata ownership of the underlying bonds, as well as the interest thereon, will be exempt to the Unit holders to the extent the Michigan Trust consists of obligations of the State of Michigan or its political subdivisions or municipalities, or of obligations of possessions of the United States. The Intangibles Tax is being phased out, with reductions of twenty-five percent (25%) in 1994 and 1995, fifty percent (50%) in 1996 and seventy-five percent (75%) in 1997, with total repeal effective
January 1, 1998.

The Michigan Single Business Tax replaced the tax on corporate and financial institution income under the Michigan Income Tax, and the intangible tax with respect to those intangibles of persons subject to the Single Business Tax the income from which would be considered in computing the Single Business Tax. Persons are subject to the Single Business Tax only if they are engaged in "business activity," as defined in the Act. Under the Single Business Tax, both interest received by the Michigan Trust on the underlying Bonds and any amount distributed from the Michigan Trust to a Unit holder, if not included in determining taxable income for Federal income tax purposes, is also not included in the adjusted tax base upon which the Single Business Tax is computed, of either the Michigan Trust or the Unit holders. If the Michigan Trust or the Unit holders have a taxable event for Federal income tax purposes when the Michigan Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or the Unit holder redeems or sells his Unit, an amount equal to any gain realized from such taxable event which was included in the computation of taxable income for Federal income tax purposes (plus an amount equal to any capital gain of an individual realized in connection with such event but excluded in computing that individual's Federal taxable income) will be included in the tax base against which, after allocation, apportionment and other adjustments, the Single Business Tax is computed. The tax base will be reduced by an amount equal to any capital loss realized from such a taxable event, whether or not the capital loss was deducted in computing Federal taxable income in the year the loss occurred. Unit holders should consult their tax advisor as to their status under Michigan law.

Any proceeds paid under an insurance policy issued to the Trustee of the Fund, or paid under individual policies obtained by issuers of Bonds, or by the underwriter of the Bonds, or the Sponsor or others which, when received by the Unit holders, represent maturing interest on defaulted obligations held by the Trustee, will be excludable from the Michigan income tax laws and the Single Business Tax if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. While treatment under the Michigan Intangibles Tax is not premised upon the characterization of such proceeds under the Internal Revenue Code, the Michigan Department of Treasury should adopt the same approach as under the Michigan income tax laws and the Single Business Tax.

As the Tax Reform Act of 1986 eliminates the capital gain deduction for tax years beginning after December 31, 1986, the Federal adjusted gross income, the computation base for the Michigan Income Tax, of a Unit holder will be increased accordingly to the extent such capital gains are realized when the Michigan Trust disposes of a Bond or when the Unit holder redeems or sells a Unit, to the extent such transaction constitutes a taxable event for Federal income tax purposes.

For information with respect to the Federal income tax status and other tax matters, see "What is the Federal Tax Status of Unit Holders?" in Part II of this Prospectus.

           Federal and Michigan State Tax-Free Income

The following table shows the approximate marginal taxable yields for individuals that are equivalent to tax-exempt yields under combined Federal and state taxes, using published Federal tax rates and state tax rates scheduled to be in effect in 1995. The table incorporates increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993.
For cases in which more than one state bracket falls within a Federal bracket, the higher state bracket is combined with the Federal bracket. The combined state and Federal tax rates shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The table illustrates what you would have to earn on taxable investments to equal the tax-exempt yield for your income tax bracket. The taxable equivalent yields may be somewhat higher than the equivalent yields indicated in the following table for those individuals who have adjusted gross incomes in excess of $114,700. The table does not reflect the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the maximum marginal Federal tax rate to approximately 44% for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41% for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.


                                        TAXABLE EQUIVALENT YIELD

        Taxable Income ($1,000's)                                               Tax-Exempt Yield
        ________________________                                        _____________________________________
        Single                  Joint                   Tax             5.00%           5.50%           6.00%
        Return                  Return                  Rate*                   Taxable Equivalent Yield
        _____________________________________________________________________________________________________
        $     0 -   23.4        $     0 -   39.0        21.0%           6.33            6.96             7.59
           23.4 -   56.6           39.0 -   94.3        33.1            7.47            8.22             8.97
           56.6 -  118.0           94.3 -  143.6        35.9            7.80            8.58             9.36
          118.0 -  256.5          143.6 -  256.5        40.5            8.40            9.24            10.08
           Over    256.5           Over    256.5        43.8            8.90            9.79            10.68

[FN]

* The combined State and Federal tax rates reflect Federal and State income and State intangibles taxes, but do not reflect the effect of the exemption from local income taxes; accordingly, Michigan residents subject to such local income taxes would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.

                Michigan Insured Trust, Series 32
                            Portfolio



          Units Rated "AAA"_at the Opening of Business
   On the Initial Date of Deposit of the Bonds-October 4, 1995



Aggregate       Issue Represented by Sponsor's                                          Redemption              Cost to
Principal       Contracts to Purchase Bonds (1)                         Rating (2)      Provisions (3)          the Trust
_________       _______________________________                         __________      ______________          _________
$  500,000       Comstock Park Public Schools, County of Kent,          AAA             2003 @ 101.5            $  459,165
                 State of Michigan, 1993 School Building and Site                       2016 @ 100 S.F.
                 and Refunding (General Obligation-Unlimited Tax)
                 (FGIC Insured), 5.25%, Due 05/01/2023

   500,000       The Economic Development Corporation of the            AAA             2004 @ 102                 457,130
                 City of Dearborn (Michigan), Hospital Revenue                          2015 @ 100 S.F.
                 Refunding (Oakwood Obligated Group), Series 1994A
                 (MBIA Insured), 5.25%, Due 08/15/2021

   500,000       Marquette Area Public Schools, County of               AAA             2003 @ 102                 460,445
                 Marquette, State of Michigan, 1994 Refunding                           2015 @ 100 S.F.
                 (General Obligation-Unlimited Tax)
                 (FGIC Insured), 5.25%, Due 05/01/2021

   500,000       Board of Trustees of Oakland University                AAA             2005 @ 102                 489,400
                 (Michigan), General Revenue, Series 1995                               2016 @ 100 S.F.
                 (MBIA Insured), 5.75%, Due 05/15/2026

   500,000      {City of Royal Oak Hospital Finance Authority,          AAA             2003 @ 102                 458,450
                 Hospital Revenue Refunding (Michigan)                                  2014 @ 100 S.F.
                 (William Beaumont Hospital) (MBIA Insured),
                 Series 1993G, 5.25%, Due 11/15/2019

   500,000       Traverse City Area Public Schools, Counties of         AAA             2005 @ 101                 494,015
                 Grand Traverse, Leelanau and Benzie, State of
                 Michigan, 1995 School Building and Site, Series I
                 (General Obligation-Unlimited Tax) (MBIA Insured),
                 5.70%, Due 05/01/2016
__________                                                                                                      __________
$3,000,000                                                                                                      $2,818,605
==========                                                                                                      ==========

[FN]

_________________________

_       Units are rated "AAA" as a result of insurance. Such rating, as issued by Standard & Poor's, will be in effect for a period of thirteen months from the Initial Date of Deposit and will, unless renewed, terminate at the end of the period. See "Why and How are the Insured Trusts Insured?"

{       These Bonds were issued at an original issue discount on November
1, 1993 at a price of 94.187% of their original principal amount.

        For industry concentrations of the Bonds in the Trusts, see page 1.

        See "Notes to Portfolio" on page 8.

                       NOTES TO PORTFOLIO


(1) Sponsor's contracts to purchase Bonds were entered into during the period from September 26, 1995 to October 3, 1995. All contracts to purchase Bonds are expected to be settled on or prior to October 10, 1995 unless otherwise indicated.


Other information regarding the Bonds in the Trust on the Initial
Date of Deposit is as follows:


                        Aggregate                                                       Annual          Annual
                        Offering        Cost of         Profit or                       Insurance       Interest
                        Price of        Bonds to        (Loss) to       Bid Price       Cost to         Income
Trust                   Bonds           Sponsor         Sponsor         of Bonds        Trust           to Trust
_____                   _________       ________        _________       _________       _________       ________
Michigan Insured
  Trust, Series 32      $2,818,605      $2,783,285      $35,320         $2,803,605      $    -          $162,250


Neither Cost of Bonds to Sponsor nor Profit or (Loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates but such amounts reflect the cost of insurance obtained by the Sponsor prior to the Initial Date of Deposit for individual Bonds. The Offering and Bid Prices of Bonds were determined by Securities Evaluation Service, Inc., certain shareholders of which are officers of the Sponsor.

(2) All ratings are by Standard & Poor's unless otherwise indicated. Such ratings were obtained from a municipal bond information reporting service. The "AAA" rating on each Bond is a result of insurance. Insurance, however, does not cover certain market risks associated with fixed income securities such as accelerated payments of principal, mandatory redemptions prior to maturity or interest rate risks.
See "Why and How are the Insured Trusts Insured?" in Part II of this Prospectus and "Description of Bond Ratings" in the Information Supplement.


(3) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year or, if currently redeemable, the redemption price in effect on the Initial Date of Deposit. Issues of Bonds are redeemable at declining prices (but not below par value) in subsequent years except for original issue discount Bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. In addition, certain Bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. See "What are Certain General Matters Relating to the Trusts?-Risk Factors" in Part II of this Prospectus for a discussion of Bond redemptions and a description of certain of such unusual or extraordinary circumstances under which Bonds may be redeemed. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unit holders the principal amount and any premium received on such redemption (except to the extent the proceeds of the redeemed Bonds are used to pay for Unit redemptions). The estimated current return and the estimated long-term return in this event may be affected by such redemptions. For the Federal and state tax effect on Unit holders of such redemptions and resultant distributions, see "Rights of Unit Holders-What is the Federal
Tax Status of Unit Holders?" in Part II of this Prospectus and "Michigan Tax Status."

                Michigan Insured Trust, Series 32
                     Statement of Net Assets

              (The First Trust Combined Series 255)



    At the Opening of Business on the Initial Date of Deposit
                         October 4, 1995



NET ASSETS
Delivery statements relating to Sponsor's contracts to
  purchase tax-exempt municipal bonds (1)(2)(3)                                 $ 2,818,605
Accrued interest on underlying bonds (2)(3)(4)                                       48,456
Organizational costs (5)                                                              2,500
                                                                                ___________
                                                                                  2,869,561
Less distributions payable (4)                                                       48,456
Less accrued organizational costs (5)                                                 2,500
                                                                                ___________
Net assets                                                                      $ 2,818,605
                                                                                ===========
Outstanding Units                                                                     3,000



ANALYSIS OF NET ASSETS
Cost to investors (6)                                                           $ 2,963,833
Less gross underwriting commissions (6)                                             145,228
                                                                                ___________
Net assets                                                                      $ 2,818,605
                                                                                ===========

[FN]
(1) The aggregate offering price of the bonds for the Trust at the opening of business on the Initial Date of Deposit and the cost to the Trust are the same. The offering price is determined by the Evaluator.

(2) Pursuant to delivery statements relating to contracts to purchase bonds, an irrevocable letter of credit has been allocated among each Trust included in The First Trust Combined Series 255 as collateral. The amount of available letter of credit and the amount expected to be utilized as collateral for the Trust is shown below. The amount expected to be utilized is (a) the cost to the Trust of the principal amount of the bonds to be purchased, (b) accrued interest on those bonds to the Initial Date of Deposit, and (c) accrued interest on those bonds from the Initial Date of Deposit to the expected dates of delivery of the bonds.

                                                                                                                Accrued
                                                                        Aggregate               Accrued         Interest to
                                Letter of Credit                        Offering                Interest to     Expected
                                                To be                   Price of                Date of         Dates of
Trust                   Available               Utilized                Bonds                   Deposit         Delivery
_____                   _________               ________                _________               ___________     ___________
Michigan Insured
   Trust, Series 32     $2,900,000              $2,867,498              $2,818,605              $48,456         $437


(3) Insurance coverage providing for the scheduled payment of principal and interest on all Bonds deposited in the Trust and delivered to the Trustee has been obtained directly by the Bond issuer, the underwriters, the Sponsor or others prior to the Initial Date of Deposit.

(4) The Trustee will advance to the Trust the amount of net interest accrued to October 10, 1995, the First Settlement Date, for distribution to the Sponsor as the Unit holder of record.

(5) The Trust will bear all or a portion of its estimated organizational costs which will be deferred and amortized over a five year period from the Initial Date of Deposit.

(6) The aggregate cost to investors and the aggregate gross underwriting commissions of 4.9% are computed assuming no reduction of sales charge for quantity purchases.

REPORT OF INDEPENDENT AUDITORS


The Sponsor, Nike Securities L.P., and Unit Holders
The First Trust Combined Series 255
Michigan Insured Trust, Series 32



We have audited the accompanying statement of net assets, including the portfolio, of Michigan Insured Trust, Series 32 ("the Trust"), included in The First Trust Combined Series 255, as of the opening of business on October 4, 1995. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on October 4, 1995. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Michigan Insured Trust, Series 32, included in The First Trust Combined Series 255, at the opening of business on October 4, 1995 in conformity with generally accepted accounting principles.




                                        ERNST & YOUNG LLP





Chicago, Illinois
October 4, 1995

             This page is intentionally left blank.


Page 11 of 12

               FIRST TRUST (registered trademark)


                     MICHIGAN INSURED TRUST
                            SERIES 32

                           Prospectus
                             Part I


               First Trust (registered trademark)

                1001 Warrenville Road, Suite 300
                      Lisle, Illinois 60532
                         1-708-241-4141


                            Trustee:

                    The Chase Manhattan Bank
                     (National Association)

                          770 Broadway
                    New York, New York 10003
                         1-800-682-7520

                      This Part One Must Be
                    Accompanied by Part Two.



                         October 4, 1995




                  PLEASE RETAIN THIS PROSPECTUS
                      FOR FUTURE REFERENCE





     The First Trust (registered trademark) Combined Series




                       Prospectus Part II
                      Dated September 7, 1995



This Part II of the Prospectus may not be distributed unless accompanied by Part I. Both Parts of this Prospectus should be retained for future reference.

FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN
THE PROSPECTUS IN THE FORM OF AN "INFORMATION SUPPLEMENT" MAY
BE OBTAINED WITHIN FIVE BUSINESS DAYS BY CALLING THE TRUSTEE AT
1-800-682-7520.

IN THE OPINION OF COUNSEL, INTEREST INCOME TO THE TRUSTS AND TO
UNIT HOLDERS, WITH CERTAIN EXCEPTIONS, IS EXEMPT UNDER EXISTING
LAW FROM ALL FEDERAL INCOME TAXES. IN ADDITION, THE INTEREST INCOME
TO THE TRUSTS IS, IN THE OPINION OF SPECIAL COUNSEL, EXEMPT TO
THE EXTENT INDICATED FROM STATE AND LOCAL TAXES WHEN HELD BY RESIDENTS OF THE STATE IN WHICH THE ISSUERS OF THE BONDS IN SUCH TRUST ARE
LOCATED. CAPITAL GAINS, IF ANY, ARE SUBJECT TO TAX.

What is the First Trust Combined Series?


The First Trust Combined Series is one of a series of investment companies created by the Sponsor, all of which are generally similar but each of which is separate and is designated by a different series number. This Series consists of underlying separate unit investment trusts set forth in each Part I of this Prospectus
(such Trusts being collectively referred to herein as the "Fund").
This Series was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial
Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank (National Association), as Trustee, Securities Evaluation Service, Inc., as Evaluator and First Trust Advisors L.P., as
Portfolio Supervisor. On the Initial Date of Deposit, the Sponsor deposited with the Trustee interest-bearing obligations, including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases (the "Bonds"). The Trustee thereafter credited the account of the Sponsor for Units of each Trust representing the entire ownership of the Fund which Units are being offered hereby. The various trusts are collectively referred to herein as the "Trusts" while all Trusts that are not designated as "The First Trust Advantage" are sometimes collectively referred to herein as the "Insured
Trusts" and a Trust with the name designation of "The First Trust of Insured Municipal Bonds, Discount Trust" or "The First Trust
Advantage: Discount Trust" is sometimes referred to herein as a "Discount Trust."


The objectives of the Fund are Federal tax-exempt income and state and local tax-exempt income and conservation of capital through investment in portfolios of interest-bearing obligations issued by or on behalf of the state for which such Trust is named (collectively, the "State Trusts"), and counties, municipalities, authorities and political subdivisions thereof, territories or municipalities of the United States, or authorities or political subdivisions thereof, the interest on which obligations is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from all Federal income tax and, where applicable, state and local taxes under existing law although interest on certain
Bonds in certain Trusts as indicated in Part I of this Prospectus will be a preference item for purposes of the Alternative Minimum
Tax. Insurance guaranteeing the scheduled payment of all principal and interest on Bonds in the Trusts with the name designation of "The First Trust of Insured Municipal Bonds," "The First Trust of Insured Municipal Bonds-Intermediate" or "The First Trust of
Insured Municipal Bonds-Multi-State" (the "Insured Trusts") has been obtained by such

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Trusts from Financial Guaranty Insurance Company ("FGIC") and/or AMBAC Indemnity Corporation ("AMBAC") or was obtained directly by the Bond issuer, the underwriters, the Sponsor or others prior to the Initial Date of Deposit from FGIC, AMBAC or other insurers (the "Preinsured Bonds"). NO PORTFOLIO INSURANCE POLICY HAS BEEN OBTAINED BY THE TRUSTS WITH THE NAME DESIGNATION OF "THE FIRST TRUST ADVANTAGE" (THE "ADVANTAGE TRUSTS"). The portfolio insurance obtained by the Insured Trusts is effective only while the Bonds thus insured are held in such Trusts, while insurance on Preinsured Bonds is effective so long as such Bonds are outstanding. See
"Why and How are the Insured Trusts Insured?"

On the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Bonds in each Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Bonds in a Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any deposit of additional Bonds will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit. The actual proportionate relationship may differ from the original proportionate relationship due to the sale, redemption or liquidation of any of the Bonds deposited in a Trust on the Initial Date of Deposit, or any subsequent date of deposit. See "How May Bonds be Removed from the Fund?" Since the prices of the underlying Bonds will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Bonds represented by each Unit will not change as a result of the deposit of additional Bonds in a Trust.

On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Bonds deposited in a Trust set forth under "Summary of Essential Information" appearing in each Part I of this Prospectus. To the extent that Units of a Trust are redeemed, the aggregate value of the Bonds in a Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of a Trust will increase, although the actual interest in such Trust represented by such fraction will remain substantially unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsor, or until the termination of the Trust Agreement. However, if additional Units are issued by a Trust in connection with the deposit of additional Bonds by the Sponsor, the aggregate value of the Bonds in a Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of a Trust will be decreased proportionately. See "How May Units be Redeemed?" Each Trust has a Mandatory Termination Date as set forth under "Summary of Essential Information" appearing in each Part I of this Prospectus.

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. There is, of course, no guarantee that the Trusts' objectives will be achieved. See "What are Certain General Matters Relating to the Trusts?-Risk Factors."

What are Certain General Matters Relating to the Trusts?

In selecting Bonds, the following facts, among others, were considered:
(i) the Standard & Poor's rating or Fitch Investors Service, Inc.'s rating of the Bonds was in no case less than "BBB" in the case of an Insured Trust and "A-" in the case of an Advantage Trust, or the Moody's rating of the Bonds was in no case less than "Baa" in the case of an Insured Trust and "A" in the case of an Advantage Trust, including provisional or conditional ratings, respectively, or, if not rated, the Bonds had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Description of Bond Ratings"); (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity; (iii) with respect to the Insured Trusts, the availability and cost of insurance of the principal and interest on the Bonds and (iv) the diversification of Bonds as to purpose of issue and location of issuer. Subsequent to the Initial Date of Deposit, a Bond may cease to be rated or its rating may be reduced below the minimum required as of the Initial Date of Deposit. Neither event requires elimination of such Bond from the portfolio, but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Bond. See "Rights of

Unit Holders-How May Bonds be Removed from the Fund?" For additional risks specific to the individual State Trusts see "Risk Factors" appearing in Part I for each State Trust.

Risk Factors

The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon, and which also therefore may adversely affect the ratings of such Bonds. With respect to the Insured Trusts, however, because of the insurance on the Bonds, such changes should not adversely affect either (i) an Insured Trust's receipt of principal and interest on any individual Bonds, or (ii) the Units' triple-A rating. For economic risks specific to the individual State Trusts, see each Part I of this Prospectus and the Information Supplement to this Prospectus. Certain of the Trusts may contain some of the following types of Bonds:

Discount Bonds are Bonds which have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. The market discount on previously issued bonds will increase when interest rates for newly issued comparable bonds increase and decrease when such interest rates fall, other things being equal. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "What is the Federal
Tax Status of Unit Holders?"

Original Issue Discount Bonds are Bonds which are originally issued at a price which represents a discount from the Bonds' stated redemption price at maturity. Under current law, the original issue discount is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. On sale or redemption, any gain realized in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "What is the Federal Tax Status of Unit Holders?"
The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity.
The market value tends to increase in greater increments as the Bonds approach maturity.

Zero Coupon Bonds represent a certain type of original issue discount bonds which do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero Coupon Bonds may be subject to greater price volatility than conventional bonds. Zero Coupon Bond features include (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While Zero Coupon Bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection.

Premium Bonds are Bonds which have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the Trusts were higher than the current market interest rates for newly issued bonds of comparable rating and type. The current returns of such bonds are initially higher than the current returns of comparable bonds issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemptions are more likely to occur at times when the Bonds have an offering side valuation which represents a premium over par, or for original issue discount Bonds, a premium over the accreted value. To the extent that the Bonds were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering
Price of the Units. The Trust may be required to sell Zero Coupon
Bonds prior to maturity (at their current market price which is likely to be less than their par value) in order to pay expenses of the Trust or in case the Trust is terminated. See "Rights of Unit Holders: How May Bonds be Removed from the Fund?" and "Other
Information: How May the Indenture be Amended or Terminated?"

General Obligation Bonds are general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds, both within a particular classification and between classifications, depending on numerous factors.

Healthcare Revenue Bonds are obligations of issuers whose revenues are primarily derived from services provided by hospitals or other health care facilities, including nursing homes. A health care issuer's ability to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand, government regulations, wages of employees, overhead expenses, competition from other similar providers, malpractice insurance costs and the degree of governmental financial assistance, including Medicare and Medicaid and other similar third-party payer programs.

Housing Revenue Bonds are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing
Revenue Bonds are generally payable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including interest rates, occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

Water and Sewerage Revenue Bonds are obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

Electric Utility Revenue Bonds are obligations of issuers whose revenues are primarily derived from the sale of electric energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, increased Federal, state and municipal government regulations, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation.

Lease Obligation Revenue Bonds are obligations issued primarily by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the governmental authorities are financing vehicles created solely for the construction of buildings (i.e., schools, administrative offices, convention centers and prisons) or the purchase of equipment (i.e., police cars and computer systems) that will be used by a state or local government
(the "lessee"). These obligations are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the obligations. Lease obligations are subject, in almost all cases, to annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year, or construction and abatement risk-rental obligations cease in the event that delays in building, damage, destruction or condemnation of the project prevents its use by the lessee.

Industrial Revenue Bonds ("IRBs") are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payments on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

Transportation Facility Revenue Bonds are obligations payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Educational Obligation Revenue Bonds are obligations of issuers which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes. General problems relating to college and university obligations include the prospect of a declining percentage of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Resource Recovery Facility Revenue Bonds are obligations which are payable from and secured by revenues derived from the operation of facilities designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities.

Bonds of Issuers Located in the Commonwealth of Puerto Rico. Certain Trusts may contain Bonds of issuers located in the Commonwealth of Puerto Rico or issuers which will be affected by general economic conditions of Puerto Rico. Puerto Rico's unemployment rate remains significantly higher than the U.S. unemployment rate. Furthermore, the economy is largely dependent for its development upon U.S. policies and programs that are being reviewed and may be eliminated.

The Puerto Rican economy consists principally of manufacturing (pharmaceuticals, scientific instruments, computers, microprocessors, medical products, textiles and petrochemicals), agriculture (largely sugar) and tourism. Most of the island's manufacturing output is shipped to the mainland United States, which is also the chief source of semi-finished manufactured articles on which further manufacturing operations are performed in Puerto Rico. Since World War II the economic importance of agriculture for Puerto Rico, particularly in the dominance of sugar production, has declined. Nevertheless, the Commonwealth-controlled sugar monopoly remains an important economic factor and is largely dependent upon Federal maintenance of sugar prices, the discontinuation of which could severely affect Puerto Rico sugar production. The level of tourism is affected by various factors including the strength of the U.S. dollar. During periods when the dollar is strong, tourism in foreign countries becomes relatively more attractive.

The Puerto Rican economy is affected by a number of Commonwealth and Federal investment incentive programs. For example, Section
936 of the Internal Revenue Code provides for a credit against Federal income taxes for U.S. companies operating on the island if certain requirements are met. The Omnibus Budget Reconciliation
Act of 1993 imposes limits on such credit, effective for tax years beginning after 1993. In addition, from time to time proposals are introduced in Congress which, if enacted into law, would eliminate some or all of the benefits of Section 936. Although no assessment can be made at this time of the precise effect of such limitation, it is expected that the limitation of Section 936 credits would have a negative impact on Puerto Rico's economy.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of Puerto Rico and various agencies and political subdivisions located in Puerto
Rico. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Trusts to pay interest on or principal of the Bonds.

Investors should be aware that many of the Bonds in the Trusts are subject to continuing requirements such as the actual use of Bond proceeds or manner of operation of the project financed from Bond proceeds that may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in the Trusts an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unit holders to unanticipated tax liabilities.

Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. Certain of the Bonds contained in the Trusts may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions, special or extraordinary redemption provisions or otherwise. See "Portfolio" in each Part
I of this Prospectus for the earliest scheduled call date and the initial redemption price for each Bond. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par or, in the case of a zero coupon bond, at the accreted value from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. Special or extraordinary redemption provisions may provide for redemption at par (or for original issue discount bonds at issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium) of all or a portion of an issue upon the occurrence of certain circumstances specified in a Bond's "Official Statement." The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the long-term return and the current return on Units of each Trust. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the Bonds have an offering side valuation which represents a premium over par or for original issue discount bonds a premium over the accreted value. Unit holders may recognize capital gain or loss upon any redemption or call.

The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in each Trust. Contracts are typically settled and the Bonds delivered within a few business days subsequent to the Initial Date of Deposit. The percentage of the aggregate principal amount of the Bonds of each Trust relating to "when, as and if issued" Bonds or other Bonds with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit, if any, is indicated in "Portfolio" appearing in each Part I of this Prospectus. Interest on "when, as and if issued" and delayed delivery Bonds begins accruing to the benefit of Unit holders on their dates of delivery. Because "when, as and if issued" Bonds have not yet been issued, as of the Initial Date of Deposit each Trust is subject to the risk that the issuers thereof might decide not to proceed with the offering of such Bonds or that the delivery of such Bonds or the delayed delivery Bonds may be delayed. If such Bonds, or replacement bonds described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Long-Term Return and the Estimated Current Return
(if applicable) shown in "Special Trust Information" appearing in each Part I of this Prospectus for that Trust may be reduced.

In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those Bonds purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified bonds ("New Bonds") to make up the original corpus of such Trust. The New Bonds must be purchased within twenty days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The New
Bonds (i) must satisfy the criteria previously described for Bonds originally included in the Trust, (ii) must have a fixed maturity date of at least ten years or, in the case of a shorter term Trust, within the range of maturities of the Bonds initially deposited in such Trust, but not exceeding the maturity date of the Failed
Bonds, (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Initial
Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds, (v) with respect to an Insured Trust, at the time of acquisition must be insured under either the insurance policy obtained by such Insured Trust or an insurance policy obtained by the Bond issuer, the underwriters, the Sponsor or others and (vi) shall have the benefit of exemption from Federal and state taxation on interest to an equal or greater extent than the Failed Bonds they replace. Whenever a New Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unit holders of such Trust of the acquisition of the New Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to such Trust of the Failed Bond exceeded the cost of the New Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment.

If New Bonds are not acquired in the event of a failed contract, the Sponsor shall refund the sales charge attributable to such failed contract to all Unit holders of the affected Trust, and the principal and accrued interest (at the coupon rate of the relevant Bond to the date the Sponsor is notified of the failure) attributable to such failed contract shall be distributed not more than thirty days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unit holders of the affected Trust. The portion of such interest paid to a Unit holder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income.

To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trusts. At any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in a Trust. Such litigation may affect the validity of such Bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received opinions of bond counsel to the issuing authority of each Bond on the date of issuance to the effect that such Bonds have been validly issued and that the interest thereon is exempt from Federal income taxes and state and local taxes, except that interest income of certain Bonds in certain
Trusts may be included as an item of tax preference in calculating the Alternative Minimum Tax applicable to both individuals and corporations. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

What are Estimated Long-Term Return and Estimated Current Return?

At the opening of business on the Initial Date of Deposit, the Estimated Current Return (if applicable) and the Estimated Long-Term Return under the monthly and semi-annual distribution plans are as set forth in "Special Trust Information" appearing in Part
I of this Prospectus for each Trust. Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. Any change in either amount will result in a change in the Estimated Current Return. For each Trust, the Public Offering Price will vary in accordance with fluctuations in the prices of the underlying Bonds and the

Net Annual Interest Income per Unit will change as Bonds are redeemed, paid, sold or exchanged in certain refundings or as the expenses of each Trust change. Therefore, there is no assurance that the Estimated Current Return (if applicable) appearing in Part I of this Prospectus will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration and determines and factors in the relative weightings of the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit of a Trust. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the Estimated Long-Term Return indicated in Part I of this Prospectus will be realized in the future. Estimated Current Return and Estimated
Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Initial Date of Deposit. Neither rate reflects the true return to Unit holders, which is lower, because neither includes the effect of certain delays in distributions to Unit holders.

In order to acquire certain of the Bonds contracted for by the Sponsor for deposit in a Trust, it may be necessary to pay on the settlement dates for delivery of such Bonds amounts covering accrued interest on such Bonds which exceed the amounts furnished by the Sponsor. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Bonds with respect to which such payments have been made. Also, since interest on the Bonds in a Trust does not begin accruing as tax-exempt interest income to the benefit of Unit holders until their respective dates of delivery, the Trustee will, in order to obtain for the Unit holders the estimated net annual interest income during the first year of each Trust's operations as is indicated in the "Special Trust Information" appearing in each Part I of this Prospectus, reduce its fee and, to the extent necessary, pay expenses of each Trust in an amount equal to the amount of interest that would have so accrued on such Bonds between the settlement date of units purchased on the Initial Date of Deposit and such dates of delivery.

A comparison of tax-free and equivalent taxable estimated current returns and estimated long-term returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar
Trusts sponsored by Nike Securities L.P. with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust.

How is Accrued Interest Treated?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee.
For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unit holders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unit holder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unit Holders-How are Interest and Principal Distributed?"

Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by the Trust and distributed to Unit holders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unit holder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unit holders and since such Account is non-interest-bearing to Unit holders, the Trustee benefits thereby.

What are the Expenses and Charges?

With the exception of bookkeeping and other administrative services provided to the Trusts, for which the Sponsor will be reimbursed in amounts as set forth under "Special Trust Information" in each
Part I of this Prospectus, the Sponsor will not receive any fees in connection with its activities relating to the Trusts. Such bookkeeping and administrative charges may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Special Trust Information" in each
Part I of this Prospectus, for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in each Trust on January 1 of each year except for Trusts which were established subsequent to the last January 1, in which case the fee will be based on the number of Units outstanding in such Trusts as of the respective Dates of Deposit. While the bookkeeping and administrative charges and the supervisory services fees may exceed the actual costs of providing such services for this Fund, at no time will the total amount received for such services rendered to unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to the Sponsor or First Trust Advisors L.P. of supplying such services in such year.

For each valuation of the Bonds in a Trust after the initial public offering period, the Evaluator will receive a fee as indicated in the "Special Trust Information" in each Part I of this Prospectus. The Trustee pays certain expenses of the Trusts for which it is reimbursed by the Trust or Trusts. The Trustee will receive for its ordinary recurring services to a Trust a fee as indicated in the "Special Trust Information" appearing in each Part I of this Prospectus. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders." Bankers Trust Company issued the irrevocable letter of credit for the Fund and provides a line of credit which the Sponsor may utilize to acquire securities (which may include certain of the Bonds deposited in the Fund). The Trustee's and Evaluator's fees are payable monthly on or before each Distribution Date from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of such Trust. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Fund is expected to result from the use of these funds. Both fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor.

The aggregate cost of the portfolio insurance obtained by an Insured Trust is indicated in Note 1 of "Notes to Portfolio" appearing in each Part I of this Prospectus. The portfolio insurance continues so long as such Trust retains the Bonds thus insured. Premiums are payable monthly in advance by the Trustee on behalf of such Trust. The Trustee will advance the initial premium for the portfolio insurance obtained by an Insured Trust and will recover its advancement without interest or other costs to such Trust from interest received on Bonds in such Trust. As Bonds in the portfolio are redeemed by their respective issuers or are sold by the Trustee, the amount of premium will be reduced in respect of those Bonds no longer owned by and held in the Trust which were insured by insurance obtained by such Trust. Preinsured Bonds in an Insured Trust are not insured by such Trust. The premium payable for Permanent Insurance will be paid solely from the proceeds of the sale of such Bond in the event the Trustee exercises the right to obtain Permanent Insurance on a Bond. The premiums for such Permanent Insurance with respect to each Bond will decline over the life of the Bond.
An Advantage Trust is not insured; accordingly, there are no premiums for insurance payable by such Trust.

Expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees, the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trusts and amortized over the first five years of such Trusts. The following additional charges are or may be incurred by a Trust: all expenses (including legal and annual auditing expenses) of the Trustee incurred by or in connection with its responsibilities under the Indenture, except in the event of negligence, bad faith or willful misconduct on its part; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Bonds or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor contemplated);
and expenditures incurred in contacting Unit holders upon termination of the Trust. The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds of a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Interest and Principal Accounts of the Trust.

Unless the Sponsor determines that such an audit is not required, the Indenture requires that the accounts of each Trust shall be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for Units, the Sponsor shall bear the cost of such annual audits to the extent such cost exceeds $.50 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements from the Trustee upon request.

Why and How are the Insured Trusts Insured?

THE FOLLOWING DISCUSSION IS APPLICABLE ONLY TO THE INSURED TRUSTS. THE BONDS IN THE PORTFOLIO OF AN ADVANTAGE TRUST ARE NOT INSURED
BY INSURANCE OBTAINED BY THE FUND.

All Bonds in the portfolio of an Insured Trust are insured as to the scheduled payment of interest and principal by policies obtained by each Insured Trust from FGIC or AMBAC, or obtained by the Bond issuer, the underwriters, the Sponsor or others prior to the Initial Date of Deposit directly from one of the insurers listed below or other insurers (the "Preinsured Bonds"). The claims-paying ability of each of these insurers was rated AAA by Standard &
Poor's or another nationally recognized rating organizaiton at the time the insured Bonds were purchased for the Trust. The insurance policy obtained by each Insured Trust is noncancellable and will continue in force for such Trust so long as such Trust is in existence and the Bonds described in the policy continue to be held by such Trust (see "Portfolio" in Part I of the Prospectus for each Insured Trust). Nonpayment of premiums on the policy obtained by each Insured Trust will not result in the cancellation of insurance, but will permit FGIC and/or AMBAC to take action against the Trustee to recover premium payments due it. Premium rates for each issue of Bonds protected by the policy obtained by each Insured Trust are fixed for the life of such Trust. The premium for any Preinsured
Bonds has been paid in advance by the Bond issuer, the underwriters, the Sponsor or others and any such policy or policies are noncancellable and will continue in force so long as the Bonds so insured are outstanding and the insurer and/or insurers thereof remain in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy, or if the rating assigned to the claims-paying ability of such insurer deteriorates, FGIC and/or AMBAC has no obligation to insure any issue adversely affected by either of the above described events. A monthly premium is paid by each Insured Trust for the insurance obtained by such Trust, which is payable from the interest income received by such Trust. In the case of Preinsured Bonds, no premiums for insurance are paid by the Insured Trust. Further information concerning the individual insurers can be found in the Information Supplement to this Prospectus.

Insurance obtained by each Insured Trust or by the Bond issuer, the underwriters, the Sponsor or others does not guarantee the market value of the Bonds or the value of the Units of such Trust. The insurance obtained by an Insured Trust is effective only as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, the insurance terminates as to such Bond on the date of sale. In the event of a sale of a Bond insured by an Insured Trust, the Trustee has the right to obtain Permanent Insurance upon the payment of an insurance premium from the proceeds of the sale of such Bond. Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value to such insurance obtained by an Insured Trust (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units only if the Bonds covered by such insurance are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default. The value of the insurance will be equal to the difference between
(i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering-How is the Public Offering Price Determined?" herein for a more complete description of the Evaluator's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance on a Preinsured Bond is effective as long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The following summary information relating to the listed insurance companies has been obtained from publicly available information:


                                                Financial Information
                                                as of December 31, 1994
                                                (in millions of dollars)
                                        ____________________________________________
                                        Date            Admitted        Policyholders'
Name                                    Established     Assets          Surplus
_____                                   ___________     _________       ______________
AMBAC Indemnity Corporation             1970            $2,145          $  782
Capital Guaranty Insurance Company      1986               304             168
Capital Markets Assurance Corporation   1987               199             140
Connie Lee Insurance Company            1987               194             106
Financial Guaranty Insurance Company    1984             2,131             894
Financial Security Assurance, Inc.      1984               804             344
MBIA Insurance Corporation              1986             3,401           1,110



Because the Bonds in each Insured Trust are insured as to the scheduled payment of principal and interest and on the basis of the financial condition of the insurance companies referred to above, Standard & Poor's has assigned to units of each Insured Trust its "AAA" investment rating. This is the highest rating assigned to securities by Standard & Poor's. See "Description of Bond Ratings." The obtaining of this rating by each Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of each Insured Trust or the Units of such Trust. Standard
& Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Trust or sales by each Trust of Bonds for less than the purchase price paid by such Trust will reduce payment to Unit holders of the interest and principal required to be paid on such Bonds. There is no guarantee that the "AAA" investment rating with respect to the Units of an Insured Trust will be maintained.

An objective of portfolio insurance obtained by such Insured Trust is to obtain a higher yield on the Bonds in the portfolio of such Trust than would be available if all the Bonds in such portfolio had the Standard & Poor's "AAA" and/or Moody's Investors Service, Inc. "Aaa" rating(s) and at the same time to have the protection of insurance of scheduled payment of interest and principal on the Bonds. There is, of course, no certainty that this result will be achieved. Bonds in a Trust for which insurance has been obtained by the Bond issuer, the underwriters, the Sponsor or others (all of which were rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's Investors Service, Inc.) may or may not have a higher yield than uninsured bonds rated

"AAA" by Standard & Poor's or "Aaa" by Moody's Investors Service,
Inc. In selecting Bonds for the portfolio of each Insured Trust, the Sponsor has applied the criteria herein before described.

Chapman and Cutler, Counsel for the Sponsor, has given an opinion
(with respect to insured Bonds) to the effect that the payment of insurance proceeds representing maturing interest on defaulted municipal obligations paid by an insurer would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations. See "What is the Federal Tax Status of Unit Holders?"

                         PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price. During the initial offering period, such price is determined by adding to the Evaluator's determination of the aggregate offering price of the Bonds in each Trust, an amount as indicated in the following table. During the initial offering period, the Sponsor's Repurchase Price is equal to the Evaluator's determination of the aggregate offering price of the Bonds in a Trust. A National Trust consists of The
First Trust of Insured Municipal Bonds. A State Trust consists of The First Trust of Insured Municipal Bonds-Multi-State and/or
The First Trust Advantage other than an Intermediate, Long Intermediate, Short Intermediate or Discount Trust. An Intermediate, Long Intermediate, Short Intermediate or Discount Trust consists of trusts so designated.

                                        Initial Offering Period (1)
                                                Sales Charge
                                        _____________________________
                                        Percentage      Percentage
                                        of Public       of Net
                                        Offering        Amount
Series of the Fund                      Price           Invested
__________________                      _________       _________
National Trust and certain State Trusts 4.9%            5.152%
Other State Trusts                      5.5             5.820
Long Intermediate Trust                 4.4             4.603
Intermediate Trust                      3.9             4.058
Short Intermediate Trust                3.0             3.093

_____________________
(1) The Public Offering Price includes a proportionate share of interest accrued but unpaid on the Bonds after the First Settlement Date to the date of settlement. See "General Trust Information-How is Accrued Interest Treated?"

The applicable sales charge is reduced by a discount as indicated in "Summary of Essential Information" in each Part 1 of this Prospectus (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below) for volume purchases.

The Public Offering Price of Units for secondary market purchases will be determined by adding to the Evaluator's determination of the aggregate bid price of the Bonds in a Trust, the appropriate sales charge determined in accordance with the schedule set forth in the Information Supplement to this Prospectus, based upon the number of years remaining to the maturity of each Bond in the portfolio of the Trust, adjusting the total to reflect the amount of any cash held in or advanced to the principal account of the Trust and dividing the result by the number of Units of such Trust then outstanding. The minimum sales charge on Units will be 3% of the Public Offering Price (equivalent to 3.093% of the net amount invested). For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature. The offering price of Bonds in the Trust may be expected to be greater than the bid price of such Bonds by approximately 1-2% of the aggregate principal amount of such Bonds.

An investor may aggregate purchases of Units of two or more consecutive series of a particular State, National, Discount, Intermediate, Long Intermediate or Short Intermediate Trust for purposes of calculating the discount for volume purchases listed above. The purchaser must inform the Underwriter or dealer of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and the Underwriters and their subsidiaries, the sales charge is reduced by 2.0% of the Public Offering Price for purchases of Units during the primary and secondary public offering periods.

Any such reduced sales charge shall be the responsibility of the selling Underwriter or dealer except that with respect to purchases of Units of $500,000 or more, the Sponsor will reimburse the selling Underwriter or dealer in an amount equal to $2.50 per Unit (in the case of a Discount Trust, .25% of the Public Offering Price). The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one Underwriter or dealer and, for purposes of calculating the applicable sales charge, purchases of Units in the Fund will be aggregated with concurrent purchases by the same person from such Underwriter or dealer of Units in any series of tax-exempt unit investment trusts sponsored by Nike Securities L.P. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser will be deemed, for the purpose of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

On the Initial Date of Deposit, the Public Offering Price is as indicated in the "Summary of Essential Information" appearing in each Part I of this Prospectus. The Public Offering Price during the initial offering period will vary from day-to-day due to fluctuations in the amount of interest accrued but unpaid on Bonds in each Trust of the Fund and/or fluctuations in the prices of the underlying Bonds.

The aggregate price of the Bonds in each Trust is determined by the evaluator (the "Evaluator"), on the basis of bid prices or offering prices as is appropriate, (1) on the basis of current market prices for the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust;
(2) if such prices are not available for any of the Bonds, on the basis of current market prices for comparable bonds; (3) by determining the value of the Bonds by appraisal; or (4) by any combination of the above. Unless Bonds are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust. On the other hand, the value of insurance obtained by the issuer of Bonds in a Trust is reflected and included in the market value of such Bonds.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds") and which are covered by insurance obtained by an Insured Trust, the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance) and
(ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of FGIC and/or AMBAC to meet its commitments under the Insured
Trust's insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

During the initial public offering period, a determination of the aggregate price of the Bonds in a Trust is made by the Evaluator on an offering price basis, as of the close of trading on the New York Stock Exchange on each day on which it is open, effective for all sales made subsequent to the last preceding determination. For purposes of such determinations, the close of trading on the New York Stock Exchange is 4:00 p.m. eastern standard time. For secondary market purposes, the Evaluator will be requested to make such a determination, on a bid price basis, as of the close of trading on the New York Stock Exchange on each day on which it is open, effective for all sales, purchases or redemptions made subsequent to the last preceding determination.

Although payment is normally made three days following the order for purchase (the date of settlement), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units Be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, until the primary distribution of the Units offered by this Prospectus is completed, Units will be offered to the public at the Public Offering Price, computed as described above, by the Underwriters, including the Sponsor
(see "What are the Underwriting Concessions?") and through dealers and other selling agents. The initial offering period may be up to approximately 360 days. During this period, the Sponsor may deposit additional Bonds in each Trust and create additional Units. Upon completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this Prospectus at the secondary market public offering price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Fund for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of $32 per Unit for a National Trust and certain State Trusts, $33 per Unit for other State Trusts, $28 per Unit for a Long Intermediate Trust, $25 per Unit for an Intermediate Trust and $18 per Unit for a Short Intermediate Trust. However, resales of Units of a Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law. Any broker/dealer or bank will receive additional concessions for purchases made from the Sponsor on the Initial Date of Deposit resulting in total concessions as contained in the following table:


                                                Total Concession per Unit(1)
                                        ____________________________________________
                                        250-499         500-999         1,000 or more
                                        Units           Units           Units
Series of the Fund                      Purchased       Purchased       Purchased
__________________                      __________      __________      ____________
National Trust and a State Trust
  with a 4.9% sales charge              $35.00          $37.00          $38.00
State Trust with a 5.5% sales charge    $36.00          $38.00          $39.00
Long Intermediate Trust                 $31.00          $32.00          $33.00
Intermediate Trust                      $26.00          $27.00          $28.00
Short Intermediate Trust                $21.00          $22.00          $22.00

______________
(1) The applicable concession will be allotted to broker/dealers or banks who purchase Units from the Sponsor only on the Initial
Date of Deposit of a given Trust.

What are the Sponsor's Profits?

The Underwriters of each Trust, including the Sponsor, will receive a gross sales commission equal to 4.9% of the Public Offering
Price of the Units for a National Trust and certain State Trusts (5.152% of the net amount invested), 5.5% of the Public Offering Price of the Units for other State Trusts (5.820% of the net amount invested), 4.4% of the Public Offering Price of the Units for a Long Intermediate Trust (4.603% of the net amount invested), 3.9% of the Public Offering Price of the Units for an Intermediate Trust (4.058% of the net amount invested) and 3.0% of the Public Offering Price of the Units for a Short Intermediate Trust (3.093% of the net amount invested), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" See "What are the Underwriting Concessions?" for information regarding the receipt of the excess gross sales commissions by the Sponsor from the other Underwriters and additional concessions available to Underwriters, dealers and other selling agents. In addition, the Sponsor and the other Underwriters of each Trust may be considered to have realized a profit or the Sponsor may be considered to have sustained a loss, as the case may be for each Trust, in the amount of any difference between the cost of the Bonds to each Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Bonds of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Bonds of such Trust to the Sponsor (including the cost of insurance obtained by the Sponsor prior to the Initial Date of Deposit for individual Bonds). See "What are the Underwriting Concessions?"
and Note 1 of "Notes to Portfolio" appearing in each Part I of this Prospectus. Such profits or losses may be realized or sustained by the Sponsor and the other Underwriters with respect to Bonds which were acquired by the Sponsor from underwriting syndicates of which it and the other Underwriters were members. During the initial offering period, the Underwriters also may realize profits or sustain losses from the sale of Units to other Underwriters or as a result of fluctuations after the Initial Date of Deposit or subsequent dates of deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters.

The Sponsor has not participated as sole underwriter or manager or member of underwriting syndicates from which any of the Bonds in the Fund were acquired. An underwriter or underwriting syndicate purchases bonds from the issuer on a negotiated or competitive bid basis as principal with the motive of marketing such bonds to investors at a profit.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased (based on the bid prices of the Bonds in each Trust) and the price at which Units are resold (which price is also based on the bid prices of the Bonds in each Trust and includes a sales charge of 5.8% for a National or Discount Trust, 5.8% for a State Trust, 4.7% for an Intermediate or Long Intermediate Trust and 3.7% for a Short Intermediate Trust) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


What are the Underwriting Concessions?

The Agreement Among Underwriters provides that a public offering of the Units of each Trust will be made at the Public Offering
Price described in the Prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Public Offering-How are Units Distributed?"

The Sponsor will receive from the Underwriters the excess over the gross sales commission contained in the following table:


                                                        Underwriting Concession per Unit
                                         ___________________________________________________________
                                        100-249         250-499         500-999         1,000 or More
                                        Units           Units           Units           Units
Series of the Fund                      Underwritten    Underwritten    Underwritten    Underwritten
__________________                      ____________    ____________    ____________    ____________
National Trust and a State Trust
  with a 4.9% sales charge              $35.00          $37.00          $38.00          $38.00
State Trust with a 5.5% sales charge    $36.00          $38.00          $39.00          $41.00
Long Intermediate Trust                 $30.00          $32.00          $33.00          $34.00
Intermediate Trust                      $26.00          $28.00          $28.00          $29.00
Short Intermediate Trust                $20.00          $22.00          $22.00          $22.00



In addition to any other benefits that the Underwriters may realize from the sale of the Units of a Trust, the Agreement Among Underwriters provides that the Sponsor will share with the other Underwriters
50% of the net gain, if any, represented by the difference between the Sponsor's cost of the Bonds in connection with their acquisition (including the cost of insurance obtained by the Sponsor prior to the Initial Date of Deposit for individual Bonds and including the effects of portfolio hedging gains and losses and portfolio hedging transaction costs) and the Aggregate Offering Price thereof on the Initial Date of Deposit, less a charge for acquiring the Bonds in the portfolio and for the Sponsor maintaining a secondary market for the Units. Furthermore, any underwriter that sells a total of 1,000 Units or more of any National Trust will receive an additional $2.00 per Unit sold. See "Public Offering-What are the Sponsor's Profits?" and Note 1 of "Notes to Portfolio" in each Part I of this Prospectus. McLaughlin, Piven, Vogel Securities, Inc. ("MPV") and Nike Securities L.P. have an agreement under which MPV will receive from Nike Securities L.P. reimbursement for certain costs and further compensation, in addition to that described above, based on the number of Units it underwrites or otherwise sells and on the total Units of Nike Securities L.P.
products sold.

From time to time the Sponsor may implement programs under which Underwriters and dealers of the Fund may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of an Underwriter or dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriter or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts.
These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously to offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid price of the Bonds in the portfolio of each Trust plus interest accrued to the date of settlement. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator, the other expenses of the Trust and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. The Sponsor may, at any time, discontinue purchases of Units at such prices. If a Unit holder wishes to dispose of his Units, he should inquire of the Sponsor as to current market prices prior to making a tender for redemption to the Trustee. Prospectuses relating to certain other bond funds indicate an intention, subject to change, on the part of the respective sponsors of such funds to repurchase units of those funds on the basis of a price higher than the bid prices of the securities in the funds.

Consequently, depending upon the prices actually paid, the repurchase price of other sponsors for units of their funds may be computed on a somewhat more favorable basis than the repurchase price offered by the Sponsor for Units of a Trust in secondary market transactions. As in this Fund, the purchase price per unit of such bond funds will depend primarily on the value of the securities in the portfolio of the fund.

                     RIGHTS OF UNIT HOLDERS

How are Certificates Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units is evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three days following such order or shortly thereafter. Certificates to be redeemed or transferred must be surrendered to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification. Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected in respect thereof. When a change is made, the existing certificate must be surrendered to the Trustee and a new certificate issued to reflect the then currently effective plan of distribution.
There is no charge for this service.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred for reasons other than to change the plan of distribution, and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Interest and Principal Distributed?

Interest from each Trust after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to FGIC and/or AMBAC or to the Sponsor as the Unit holder of record as of the First Settlement Date will be distributed on or shortly after the last day of each month on a pro rata basis to Unit holders of record as of the preceding Record Date who are entitled to distributions at that time under the plan of distribution chosen. All distributions for a Trust will be net of applicable expenses for such Trust.

Record Dates for the distribution of interest under the semi-annual distribution plan are the fifteenth day of June and December with the Distribution Dates being the last day of the month in which the related Record Date occurs. It is anticipated that an amount equal to approximately one-half of the amount of net annual interest income per Unit will be distributed on or shortly after each Distribution Date to Unit holders of record on the preceding Record Date. See
"Special Trust Information" appearing in each Part I of this Prospectus.

Record Dates for monthly distributions of interest are the fifteenth day of each month. The Distribution Dates for distributions of interest under the monthly plan is the last day of each month in which the related Record Date occurs. All Unit holders will receive the first distribution of interest regardless of the plan of distribution chosen and all Unit holders will receive such distributions, if any, from the Principal Account as are made as of the Record Dates for monthly distributions. PURCHASERS OF UNITS WHO DESIRE TO RECEIVE DISTRIBUTIONS ON A SEMI-ANNUAL BASIS
MAY ELECT TO DO SO AT THE TIME OF PURCHASE DURING THE INITIAL
PUBLIC OFFERING PERIOD. THOSE NOT SO INDICATING WILL BE DEEMED
TO HAVE CHOSEN THE MONTHLY DISTRIBUTION PLAN.

The plan of distribution selected by a Unit holder will remain in effect until changed. Unit holders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Each year, approximately six weeks prior to the end of May, the Trustee will furnish each Unit holder a card to be returned to the Trustee not more than thirty nor less than ten days before the end of such month. Unit holders desiring to change the plan of distribution in which they are participating may so indicate on the card and return same, together with their certificate, to the Trustee. If the card and certificate are returned to the Trustee, the change will become effective as of June 16 of that year. If the card and certificate are not returned to the Trustee, the Unit holder will be deemed to have elected to continue with the same plan for the following twelve months.

The pro rata share of cash in the Principal Account of each Trust will be computed as of the fifteenth day of each month, and distributions to the Unit holders of such Trust as of such Record Date will be made on or shortly after the last day of each month. Proceeds from the disposition of any of the Bonds of such Trust (less any premiums due with respect to Bonds for which the Trustee has exercised the right to obtain Permanent Insurance) received after such Record
Date and prior to the following Distribution Date will be held in the Principal Account of such Trust and not distributed until the next Distribution Date. The Trustee is not required to make a distribution from the Principal Account of a Trust unless the amount available for distribution shall equal at least $1.00 per Unit.

The Trustee will credit to the Interest Account of each Trust all interest received by such Trust, including that part of the proceeds (including insurance proceeds if any, paid to an Insured Trust) of any disposition of Bonds which represents accrued interest. Other receipts will be credited to the Principal Account of such Trust. The distribution to the Unit holders of a Trust as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of the holder's pro rata share of the estimated annual income of such Trust after deducting estimated expenses. Except through an advancement of its own funds, the Trustee has no cash for distribution to Unit holders until it receives interest payments on the Bonds in a Trust. The Trustee shall be reimbursed, without interest, for any advances from funds in the Interest
Account of such Trust on the ensuing Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after the purchase under the applicable plan of distribution.
The Trustee is not required to pay interest on funds held in the Principal or Interest Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds).

As of the fifteenth day of each month, the Trustee will deduct from the Interest Account of each Trust and, to the extent funds are not sufficient therein, from the Principal Account of each Trust, amounts necessary to pay the expenses of such Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemption of Units of such Trust by the Trustee.

How Can Distributions to Unit Holders be Reinvested?

Universal Distribution Option. Unit holders may elect participation in a Universal Distribution Option which permits a Unit holder to direct the Trustee to distribute principal and interest payments to any other investment vehicle of which the Unit holder has an existing account. For example, at a Unit holder's direction, the Trustee would distribute automatically on the applicable distribution date interest income or principal on the participant's Units to, among other investment vehicles, a Unit holder's checking, bank savings, money market, insurance, reinvestment or any other account. All such distributions, of course, are subject to the minimum investment and sales charges, if any, of the particular investment vehicle to which distributions are directed. The Trustee will notify the participant of each distribution pursuant to the Universal Distribution Option. The Trustee will distribute directly to the Unit holder any distributions which are not accepted by the specified investment vehicle. A participant may at any time, by so notifying the Trustee in writing, elect to terminate his participation in the Universal Distribution Option and receive directly future distributions on his Units.

Distribution Reinvestment Option. The Sponsor has entered into an arrangement with Oppenheimer Management Corporation which permits any Unit holder of a Trust to elect to have each distribution of interest income or principal on his Units automatically reinvested in shares of either the Oppenheimer Intermediate Tax-Exempt Bond
Fund (the "Intermediate Series") or the Oppenheimer Insured Tax-Exempt Bond Fund (the "Insured Series"). Oppenheimer Management Corporation is the investment adviser of each Series which are open-end, diversified management investment companies. The investment objective of the Intermediate Series is to provide a high level of current interest income exempt from Federal income tax through the purchase of investment grade securities. The investment objective of the Insured Series is to provide as high a level of current interest income exempt from Federal income tax as is consistent with the assurance of the scheduled receipt of interest and principal through insurance and the preservation of capital (the income of either Series may constitute an item of preference for determining the Federal alternative minimum tax). The objectives and policies of each Series are presented in more detail in the prospectus for each Series.

Each person who purchases Units of a Trust may contact the Trustee to request a prospectus describing each Series and a form by which such person may elect to become a participant in a Distribution Reinvestment Option with respect to a Series. Each distribution of interest income or principal on the participant's Units will automatically be applied by the Trustee to purchase shares (or fractions thereof) of a Series without a sales charge and with no minimum investment requirements.

The shareholder service agent for each Series will mail to each participant in the Distribution Reinvestment Option confirmations of all transactions undertaken for such participant in connection with the receipt of distributions from The First Trust Combined Series and the purchase of shares (or fractions thereof) of a Series.

A participant may at any time, by so notifying the Trustee in writing, elect to terminate his participation in the Distribution Reinvestment Option and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsor and Oppenheimer Management Corporation each have the right to terminate the Distribution Reinvestment Option, in whole or in part.

It should be remembered that even if distributions are reinvested through the Universal Distribution Option or the Distribution
Reinvestment Option they are still treated as distributions for income tax purposes.

What is the Federal Tax Status of Unit Holders?

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. Neither the Sponsor, Chapman and Cutler, nor any of the Special Counsel to the Fund for State tax matters have made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the bases for such opinions. If interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which interest is determined to be taxable. Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unit holder is, however, includable in gross income for Federal income tax purposes. (It should be noted in this connection that such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.) It should be noted that under provisions of the Revenue Reconciliation Act of 1993 (the "Tax
Act") that subject accretion of market discount on tax-exempt bonds to taxation as ordinary income, gain realized on the sale or redemption of Bonds by the Trustee or of Units by a Unit holder that would have been treated as capital gain under prior law is treated as ordinary income to the extent it is attributable to accretion of market discount. Market discount can arise based on the price a Trust pays for Bonds or the price a Unit holder pays for his Units. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unit holders when principal payments are received on the Bond, upon sale or at redemption (including early redemption) or upon the sale or redemption of the Units, unless a Unit holder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unit holders should consult their tax advisers regarding these rules and their application.

In the opinion of Chapman and Cutler, Counsel for the Sponsor, under existing law:

(1) the Trusts are not associations taxable as corporations for Federal income tax purposes. Tax-exempt interest received by each of the Trusts on Bonds deposited therein will retain its status as tax-exempt interest, for Federal income tax purposes, when distributed to a Unit holder except that (i) interest income on certain Bonds in certain Trusts may be included as an item of tax preference in calculating the Alternative Minimum Tax applicable to both individuals and corporations (see "Portfolio" for each Trust to determine whether the Trust contains Bonds that generate this type of interest income) and (ii) the alternative minimum tax and the environmental tax (the "Superfund Tax") applicable to corporate Unit holders may, in certain circumstances, include in the amount on which such tax is calculated, 75% of the interest income received by the Trust. See "Certain Tax Matters Applicable to Corporate Unit Holders;"

(2) exemption of interest and accrued original issue discount on any Bonds for Federal income tax purposes does not necessarily result in tax exemption under the laws of the several states as such laws vary with respect to the taxation of such securities and in many states all or a part of such interest and accrued original issue discount may be subject to tax;

(3) each Unit holder of a Trust is considered to be the owner of a pro rata portion of such Trust under subpart E, subchapter
J of chapter 1 of the Internal Revenue Code of 1986 (hereinafter the "Code") and will have a taxable event when the Trust disposes of a Bond, or when the Unit holder redeems or sells his Units.
Unit holders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Bonds delivered after the date the Unit holders pay for their Units and, consequently, such Unit holders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unit holder. The amount of any such gain or loss is measured by comparing the Unit holder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. In the case of a Unit holder who purchases his Units, such basis is determined by apportioning the tax basis for the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The basis of each Unit and of each Bond which was issued with original issue discount must be increased by the amount of accrued original issue discount and the basis of each Unit and of each Bond which was purchased by a Trust at a premium must be reduced by the annual amortization of Bond premium. The tax cost reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unit holder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost; and

(4) any insurance proceeds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Under Section 265 of the Code, certain financial institutions that acquire Units generally would not be able to deduct any of the interest expense attributable to ownership of Units. Investors with questions regarding these issues should consult with their tax advisers.

In the case of certain of the Bonds in a Trust, the opinions of bond counsel indicate that interest on such securities received by a "substantial user" of the facilities being financed with the proceeds of these securities, or persons related thereto, for periods while such securities are held by such a user or related person, will not be excludable from Federal gross income, although interest on such securities received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under U.S. Treasury Regulations. Any person who believes he or she may be a substantial user or related person as so defined should contact his tax adviser.

In general, Section 86 of the Code provides that Social Security benefits are includible in gross income in an amount equal to the lesser of (1) 50% of the Social Security benefits received or (2) 50% of the excess of "modified adjusted gross income" plus 50% of the Social Security benefits received over the appropriate "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1986 is included as an item of tax preference. See "Portfolio" in Part
I of this Prospectus for each Trust to determine whether the Trust includes any such private activity bonds issued on or after that date. SEE "PORTFOLIO" IN PART I OF THIS PROSPECTUS FOR EACH TRUST
TO DETERMINE WHETHER THE TRUST INCLUDES ANY SUCH PRIVATE ACTIVITY BONDS ISSUED ON OR AFTER THAT DATE.

All taxpayers are presently required to disclose to the Internal
Revenue Service the amount of tax-exempt interest earned during the year.

Certain Tax Matters Applicable to Corporate Unit Holders. Present Federal income tax law also provides for an alternative minimum tax for corporations levied at a rate of 20% of alternative minimum taxable income. The alternative minimum tax and the environmental tax (the "Superfund Tax") depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (excluding an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). Although tax-exempt interest received by the Trusts on Bonds deposited therein will not be included in the gross income of corporations for Federal income tax purposes, "adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trusts.

Unit holders are urged to consult their own tax advisers with respect to the particular tax consequences to them, including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Fund for New York tax matters, under the existing income tax laws of the State and City of New York, each Trust will not constitute an association taxable as a corporation under New York law, and accordingly will not be subject to the New York State franchise tax or the New York City general corporation tax. Under the income tax laws of the State and City of New York, the income of each Trust will be considered the income of the holders of the Units.

For information with respect to exemption from state or other local taxes, see the sections in the Prospectus pertaining to each Trust.

All statements in the Prospectus concerning exemption from Federal, state or other local taxes are the opinions of Counsel and are to be so construed.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders of each Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the last business day of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of a Trust of record, a statement as to (1) the Interest Account: interest received by such Trust (including amounts representing interest received upon any disposition of Bonds of such Trust), the amount of such interest representing insurance proceeds (if applicable), deductions for payment of applicable taxes and for fees and expenses of the Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) the Principal Account: the dates of disposition of any Bonds of such Trust and the net proceeds received therefrom (excluding any portion representing interest and the premium attributable to the exercise of the right, if applicable, to obtain Permanent Insurance), deduction for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) the Bonds held and the number of Units of such Trust outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) the amounts actually distributed during such calendar year from the Interest Account and from the Principal Account of such Trust, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Date for such distributions.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Bonds in their Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption
Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.

Accrued interest to the settlement date paid on redemption shall be withdrawn from the Interest Account of the Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account of the Trust.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Bonds in the Trust as of the close of trading on the New York Stock Exchange on the date any such determination is made. On the Initial Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in the Trust and includes the sales charge) exceeded the Unit value at which Units could have been redeemed (based upon the current bid prices of the Bonds in such Trust) by the amount shown under "Summary of Essential Information" in each Part I of this Prospectus. The Redemption
Price per Unit is the pro rata share of each Unit determined by the Trustee on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Bonds in such Trust based on the bid prices of the Bonds, except for those cases in which the value of the insurance, if applicable, has been added, and (3) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Unit holders of record as of a date prior to the evaluation then being made. The Evaluator may determine the value of the Bonds in the Trust (1) on the basis of current bid prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by such Trust, (2) on the basis of bid prices for bonds comparable to any Bonds for which bid prices are not available, (3) by determining the value of the Bonds by appraisal, or (4) by any combination of the above. In determining the Redemption Price per Unit for an Insured Trust, no value will be attributed to the portfolio insurance covering the Bonds in such Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. On the other hand, Bonds insured under a policy obtained by the Bond issuer, the underwriters, the Sponsor or others are entitled to the benefits of such insurance at all times and such benefits are reflected and included in the market value of such Bonds. See "General Trust Information-Why and How are the Insured Trusts Insured?" For a description of the situations in which the evaluator may value the insurance obtained by an Insured Trust, see "Public Offering-How is the Public Offering
Price Determined?"

The difference between the bid and offering prices of such Bonds may be expected to average 1-2% of the principal amount. In the case of actively traded bonds, the difference may be as little as 1/2 of 1% and, in the case of inactively traded bonds, such difference usually will not exceed 3%. Therefore, the price at which Units may be redeemed could be less than the price paid by the Unit holder and may be less than the par value of the Securities represented by the Units so redeemed.

The Trustee is empowered to sell underlying Bonds in a Trust in order to make funds available for redemption. To the extent that Bonds are sold, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 12:00 p.m. eastern standard time on the next succeeding business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Bonds be Removed from the Fund?

The Trustee is empowered to sell such of the Bonds in each Trust on a list furnished by the Sponsor as the Trustee in its sole discretion may deem necessary to meet redemption requests or pay expenses to the extent funds are unavailable. As described in the following paragraph and in certain other unusual circumstances for which it is determined by the Depositor to be in the best interests of the Unit holders or if there is no alternative, the Trustee is empowered to sell Bonds in a Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed to the insurance, if any, obtained by the Trust. See "How May Units be Redeemed?"
The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in a Trust in the event of advanced refunding.
The Sponsor may from time to time act as agent for a Trust with respect to selling Bonds out of a Trust. From time to time, the Trustee may retain and pay compensation to the Sponsor subject to the restrictions under the Investment Company Act of 1940, as amended.

If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor, either pursuant to the portfolio insurance, if any, or otherwise, within thirty days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within thirty days after notification by the Trustee to the Sponsor of such default, the Trustee may, in its discretion, sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

The Sponsor shall instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the written opinion of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future. Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unit holder of the affected Trust, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this paragraph and under "What are Certain General Matters Relating to the Trusts?" for
Failed Bonds, the acquisition by a Trust of any securities other than the Bonds initially deposited is prohibited.

        INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust
Combined Series, The First Trust Special Situations Trust, The
First Trust Insured Corporate Trust, The First Trust of Insured
Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First
Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (708) 241-4141.
As of December 31, 1994, the total partners' capital of Nike Securities L.P. was $10,863,058 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?


The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New York 10003. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties.
The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trusts as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is Securities Evaluation Service, Inc., 531 East Roosevelt Road, Suite 200, Wheaton, Illinois 60187. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                        OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders
(as determined in good faith by the Sponsor and the Trustee), provided that the Indenture is not amended to increase the number of Units of any Trust issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds of any Trust initially deposited in a Trust, except for the substitution of certain refunding securities for Bonds or New Bonds for Failed Bonds. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

Each Trust may be liquidated at any time by consent of 100% of the Unit holders of such Trust or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the aggregate principal amount of the Bonds deposited in the Trust during the primary offering period or by the Trustee in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by the Underwriters, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of the Trust by the Underwriters, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond December 31, 2044. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of such Trust. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the Trust and, after paying all expenses and charges incurred by such Trust, will distribute to each Unit holder of such Trust (including the Sponsor if it then holds any Units), upon surrender for cancellation of his Certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Accounts of such Trust, all as provided in the Indenture.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, 2 Wall Street, New York,
New York 10005, will act as counsel for the Trustee and as special counsel for the Fund for New York tax matters. For information with respect to state and local tax matters, including the State Trust special counsel for such matters, see the section of the Prospectus describing each Trust appearing herein.

Experts

The statements of net assets, including the portfolios, of the Trusts on the Initial Date of Deposit appearing in this Prospectus and Registration Statement have been audited by Ernst & Young
LLP, independent auditors, as set forth in their reports thereon appearing in each Part I of this Prospectus and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Supplemental Information

Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Series, which has been filed with the Securities and Exchange Commission and is hereby incorporated by reference. The supplemental information includes more detailed information concerning certain of the Bonds included in the Trusts and more specific risk information concerning the individual state Trusts.

             This page is intentionally left blank.


Page 27








CONTENTS:
        What is the First Trust Combined Series?                         1
        What are Certain General Matters Relating
                to the Trusts?                                           2
        Risk Factors                                                     3
        What are Estimated Long-Term Return and
                Estimated Current Return?                                7
        How is Accrued Interest Treated?                                 8
        What are the Expenses and Charges?                               9
        Why and How are the Insured Trusts Insured?                     10
Public Offering:
        How is the Public Offering Price Determined?                    12
        How are Units Distributed?                                      14
        What are the Sponsor's Profits?                                 15
        What are the Underwriting Concessions?                          15
        Will There be a Secondary Market?                               16
Rights of Unit Holders:
        How are Certificates Issued and Transferred?                    17
        How are Interest and Principal Distributed?                     17
        How Can Distributions to Unit Holders be
                Reinvested?                                             18
        What is the Federal Tax Status of Unit Holders?                 19
        What Reports will Unit Holders Receive?                         22
        How May Units be Redeemed?                                      22
        How May Units be Purchased by the Sponsor?                      23
        How May Bonds be Removed from the Fund?                         23
Information as to Sponsor, Trustee and Evaluator:
        Who is the Sponsor?                                             24
        Who is the Trustee?                                             24
        Limitations on Liabilities of Sponsor and Trustee               25
        Who is the Evaluator?                                           25
Other Information:
        How May the Indenture be Amended or
                Terminated?                                             25
        Legal Opinions                                                  26
        Experts                                                         26
        Supplemental Information                                        26

                        ________________

        THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL,
OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.
        THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.


               FIRST TRUST (registered trademark)




                 THE FIRST TRUST COMBINED SERIES

                           Prospectus
                             Part II



               FIRST TRUST (registered trademark)

                1001 Warrenville Road, Suite 300
                      Lisle, Illinois 60532
                         1-708-241-4141




                            Trustee:


                   The Chase Manhattan Company
                       (National Association)

                          770 Broadway
                    New York, New York 10003
                         1-800-682-7520

                      This Part Two Must Be
                    Accompanied by Part One.



                  PLEASE RETAIN THIS PROSPECTUS
                      FOR FUTURE REFERENCE



                      September 7, 1995




Page 28






                           MEMORANDUM


            Re:  The First Trust Combined Series 260

     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between The First Trust Combined Series 255, which is the current fund, and The First Trust Combined Series 260, the filing of which this memorandum accompanies, is the change in the series number. The list of bonds comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 Act


                      Forms N-8A and N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of The First Trust of Insured Municipal Bonds,
Series 1 (File No. 811-2541) related also to the subsequent series of the Fund.


                            1933 Act


                           Prospectus

     The only significant changes in the Prospectus from the Series 255 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the bonds deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT

Item A. Bonding Arrangements of Depositor

        Nike  Securities  L.P. is covered by a Brokers'  Fidelity
        Bond,  in  the  total amount of $1,000,000,  the  insurer
        being   National   Union   Fire  Insurance   Company   of
        Pittsburgh.

Item B. This   Registration  Statement  comprises  the  following
        papers and documents:

        See "Exhibit Index" on page S-5.

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Combined Series 260, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on October 17, 1995.

                              THE FIRST TRUST COMBINED SERIES 260
                                        (Registrant)

                              By: NIKE SECURITIES L.P.
                                  (Depositor)



                              By      Carlos E. Nardo
                                  Senior Vice President

     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:

Name                  Title*                  Date

Robert D. Van Kampen  Sole Director        )
                      of Nike Securities   )
                      Corporation, the     )  October 17, 1995
                      General Partner of   )
                      Nike Securities L.P. )
                                           )
                                           )  Carlos E. Nardo
                                           )  Attorney-in-fact**






____________________
*                         The  title  of the person named  herein
     represents  his  capacity  in  and  relationship   to   Nike
     Securities L.P., the Depositor.

**                       An executed copy of the related power of
     attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Seris 18 (File No. 33-42683) and the same is hereby incorporated herein by this reference.

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


         CONSENT OF SECURITIES EVALUATION SERVICE, INC.

     The consent of Securities Evaluation Service, Inc. to the use of its name in the Prospectus included in the Registration
Statement is filed as Exhibit 4.1 to the Registration Statement


CONSENT OF STANDARD & POOR'S RATINGS GROUP, A DIVISION OF MCGRAW-
                           HILL, INC.

     The consent of Standard & Poor's Ratings Group, A Division of McGraw-Hill, Inc. to the use of its name in the Prospectus included in this Registration Statement will be filed as Exhibit
4.2 to the Registration Statement.

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Combined Series 145 and subsequent Series effective October 16, 1991, among Nike Securities L.P., as Depositor, United States Trust Company of New York, as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as
       Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-3289] filed on behalf of The First Trust Combined Series 145).

1.1.1* Form   of  Trust  Agreement  for  Series  260  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank (National Association), as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, General Partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, General Partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6 Master Agreement Among Underwriters (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-
       43289]  filed  on  behalf  of  The  First  Trust  Combined
       Series 145).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

3.1*     Opinion  of  counsel as to legality of securities  being
       registered.

3.2*     Opinion  of counsel as to Federal income tax  status  of
       securities being registered.

3.3*     Opinion  of counsel to New York tax status of securities
       being registered.

3.4*    Opinion of counsel as to advancement of funds by Trustee.

4.1*    Consent of Securities Evaluation Service, Inc.

4.2*    Consent of Standard & Poor's Ratings Group, A Division of
       McGraw-Hill, Inc.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).




_________________
*  To be filed by amendment.